06050644

SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL
OMB Number 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response...12.00

SEC FILE NUMBER
8- 50082

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2005** (MM/DD/YY) AND ENDING **September 30, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Oak Ridge Financial Services Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Xenia Avenue South, Suite 100
(No. and Street)

Golden Valley	**MN**	**55416**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Husebo **763-923-2200**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Richard D. Huesbo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Oak Ridge Financial Services Group, Inc. as of September 30, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard D Huesbo

Signature

VP/CFO

Title

Kristine M Littel

Notary Public

KRISTINE M. LITTEL
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan 31, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC

FINANCIAL STATEMENTS

Years Ended September 30, 2006 and 2005

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

We have audited the statements of financial condition of The Oak Ridge Financial Services Group, Inc. as of September 30, 2006 and 2005 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of The Oak Ridge Financial Services Group, Inc. as of September 30, 2006 and 2005 in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 13, 2006

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC

STATEMENTS OF FINANCIAL CONDITION

September 30, 2006 and 2005

	2006	2005
ASSETS		
ASSETS		
Cash	$ 500,285	$ 275,618
Deposit with clearing organizations	300,000	305,402
Receivable from:		
Clearing organization	425,119	525,931
Employees	6,779	42,587
Affiliate	153,971	205,547
Securities owned, at maket value	188,068	91,810
Furniture and fixtures, net of accumulated depreciation of 2006 $436,158 and 2005 $396,290	99,120	126,566
Other assets	77,438	235,502
TOTAL ASSETS	$ 1,750,780	$ 1,808,963
LIABILITIES		
LIABILITIES		
Payable to employees	$ 228,476	$ 239,649
Accounts payable and accrued expenses	509,227	344,588
TOTAL LIABILITIES	737,703	584,237
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 720 shares	7	7
Additional paid-in capital	5,385,705	5,385,705
TOTAL CAPITAL CONTRIBUTED	5,385,712	5,385,712
ACCUMULATED DEFICIT	(4,372,635)	(4,160,986)
TOTAL STOCKHOLDERS' EQUITY	1,013,077	1,224,726
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,750,780	$ 1,808,963

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - The Oak Ridge Financial Services Group, Inc. is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the Upper Midwest.

Oakridge Financial Services Group, Inc, (the Company), a registered securities broker-dealer, is a wholly owned subsidiary of Oakridge Holding Corporation (Holdings).

Effective November 1, 2004, all of the outstanding shares of the Company were purchased by Oakridge Holdings Corporation, a newly formed company owned by members of the Company's management and an outside investor group.

Operating losses and management plans - The Company has experienced revenue declines in recent years and has incurred net losses of $212,000 and $556,000 for the years ended September 30, 2006 and 2005, respectively. In addition, the Company used approximately $1,253,000 of cash in operations for the years ended September 30, 2005. In 2006 it generated $237,000 of cash from operations. If the Company does not attain and maintain positive cash flow from operations and income, the Company may need to obtain financial support. During 2005, the Company was sold to a company controlled by employees of the Company and an outside investor group. The Parent company (Holdings) contributed $1,000,000 to the Company in the form of equity during the year ended September 30, 2005. Holdings has arranged for a line of credit to fund additional capital contributions until the Company attains profitability and positive cash flow.

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes only demand deposit accounts as cash on the accompanying statement of financial condition. At times, cash balances may be in excess of FDIC insurance limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(1) **Nature of business and significant accounting policies (continued)**

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the close of business. Employee receivables principally consist of interest bearing loans due two years from the date of employment. The employee receivables are stated at the principal amount plus any accrued and unpaid interest. An employee receivable is considered delinquent if not paid on its maturity date. At that time, the note is placed on nonaccrual status.

Payments of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance.

The carrying amounts of employee receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivables balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Revenue recognition:

Underwritings - Underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

Securities transactions - Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally the third business day following the transaction. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Securities owned and securities sold but not yet purchased are stated at estimated fair market value for financial statement purposes, and unrealized gains and losses are included in operations.

Insurance products - Revenues on annuity insurance products are subject to refund for twelve months subsequent to the date received. Because of the uncertainty as to the likelihood of any refunds that may occur on these products, the Company has deferred the recognition of these revenues until the refund period has lapsed.

Furniture and fixtures - Furniture and fixtures are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of three to seven years. Total depreciation expense $40,000 and $52,000 for the years ended September 30, 2006 and 2005, respectively.

(1) Nature of business and significant accounting policies (continued)

Income taxes – The Company files a consolidated tax return with its parent company who, effective November 1, 2004, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

(2) Securities owned and securities sold but not yet purchased

Securities owned and securities sold but not yet purchased that are readily marketable are carried at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Unrealized gains and losses are included in operations.

The securities are as follows:

	September 30, 2006	September 30, 2005
Securities owned:		
Trading securities - corporate bonds	$ 188,068	$ 91,810

(3) Employee benefit plans

The Company has a 401(k) plan covering substantially all of its employees. The Company did not contribute to the plan for the years ended September 30, 2006 and 2005.

(4) Operating leases

The Company leases its office under operating leases.

The future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years Ending September 30,	Total
2007	181,000
2008	184,000
2009	187,000
2010	126,000
Totals	$ 678,000

(4) Operating leases (continued)

Total rental expense under operating leases with terms in excess of one month was as follows:

	Years Ending September 30, 2006	Years Ending September 30, 2005
Minimum rentals	$ 165,000	$ 98,000
Common area charges	65,000	99,000
Totals	$ 230,000	$ 197,000

(5) Commitments and contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

(6) Net capital requirements

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At September 30, 2006, the Company's net capital of $654,900 was $554,900 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.12 to 1.

(7) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(8) Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and option transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with two clearing firms that carry all customer accounts and maintain related records. Nonetheless, the Company is liable to the clearing firms for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement-date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company carries securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.

(9) Income taxes

The Company had elected S corporation status until February 28, 2001 and any income or loss was recognized by the Company's stockholders on their personal tax returns. The accumulated deficit through February 28, 2001 was reclassified to additional paid-in capital during 2001.

From March 1, 2001 through November 1, 2004, the Company generated net operating losses of approximately $2,290,000 for federal tax purposes, which, if not used to offset future taxable income, will begin to expire in 2021. As a result of the November 1, 2004 change in the Company's ownership and the election of S corporation status there are limitations placed on the use of this net operating loss carryforward. A valuation allowance has been established for the entire deferred tax asset, which is primarily related to net operating loss carryforwards, due to the uncertainty of using the tax benefit of the net operating loss carryforwards before they expire. The Company files a consolidated tax return with the Parent.

(10) Deposit with clearing organizations

The Company clears securities transactions with two organizations. The Company had $300,000 and $305,000 on deposit with the two organizations at September 30, 2006 and 2005, respectively.

(11) Related party transactions

The Company paid certain operating expenses on behalf of Holdings during the years ending September 30, 2006 and 2005 in the amount of $11,000 and $207,000, respectively. Holdings owed the Company $154,000 and $207,000 as of years ending September 30, 2006 and 2005 respectively.